Filed Pursuant to Rule 433
Registration No. 333-131970

MXN 900,000,000

8.82% SENIOR NOTES DUE MAY 15, 2016
ISSUED UNDER CREDIT SUISSE (USA), INC.
MEDIUM TERM NOTE PROGRAM

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse (USA), Inc.

Ratings:	Aa3 by Moody's/A+ by S&P

Format:	SEC registered, MTN

Trade date:	May 9, 2006

Settlement date:	May 15, 2006 (T+4)

Tenor:	10 years

Maturity date:	May 15, 2016

Minimum Denominations:	MXN 100,000 x MXN 10,000

Settlement Exchange Rate:	All cash flows to be settled in Mexican pesos

MXN principal amount:	MXN 900,000,000

Benchmark:	MBONO due December 2015

Benchmark Yield:	8.42%

Reoffer spread:	+ 40 bps

Reoffer yield:	8.82%

Coupon:	8.82%

Reoffer price:	100.00%

Price to issuer:	99.55%

Underwriter Fee:	0.45%

Current Indicative Reoffer Spread to 3-month $LIBOR:	L + 10 bps

Coupon Payment Dates:	The 15th day of each May and November, commencing on November 15, 2006, and ending on the Maturity Date

Day count:	Actual/360

Common Code	025468015

ISIN:	XS0254680159

Underwriter:	Credit Suisse Securities (USA) LLC

Depository:	Euroclear/Clearstream

Settlement:	Euroclear/Clearstream/Indeval (indirectly)

Business Days:	Mexico City, New York and London

Governing Law:	New York

Credit Suisse (USA), Inc. has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents Credit Suisse (USA), Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc. will arrange to send you the prospectus and the prospectus supplement if you request it by calling toll free 1-800-221-1037.